SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number:  001-16429

ABB Ltd.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

N/A
(Translation of registrant’s name into English)

P.O. Box 8131, Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive offices)

Registrant’s telephone number, international: +011-41-1-317-7111

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82-                              .

This Form 6-K consists of the following press release of ABB Ltd. (the “Company”), dated June 11, 2004, and set forth below:

ABB Reports irregularities to authorities                                                                                                 [ABB LOGO]

Minor restatements after Italian medium-voltage unit inflated earnings

Zurich, Switzerland, June 11, 2004 - ABB said today it has disclosed to the Italian authorities the preliminary results of a company inquiry into accounting irregularities and other improper business practices in an Italian ABB subsidiary.

ABB launched its inquiry, which is still ongoing, earlier this year following the discovery of the accounting irregularities during an internal audit review.

“We have a policy of zero tolerance for improper behavior, and we acted promptly to address the issue,” said Jürgen Dormann, ABB chairman and CEO.  “Our investigation showed that this is an isolated case.  We have contacted the relevant authorities and disclosed our findings.”

The inquiry uncovered an overstatement by the medium-voltage business in Italy of its earnings before interest and taxes (EBIT) of approximately $70 million from the first quarter of 1998 through the first quarter of 2004.  That corresponds to 1.4 percent of ABB’s total reported consolidated EBIT during the period.

According to the company’s initial review, the annual impact on EBIT over the period ranged between about $2 million in 1998 to a maximum of some $20 million in 2002.

The unit manager primarily responsible has been released, and further disciplinary measures against other employees are under consideration.

The company inquiry also uncovered two improper payments made in 2001 and 2002 in connection with the award of a power equipment contract in Italy.  A disciplinary process has been initiated with regard to the employee involved.

ABB said a disclosure similar to the one it made to the Italian authorities has also been made to the United States Securities and Exchange Commission (SEC) and that it would take corrective action regarding its consolidated results for the period in question.

ABB said it intends to publish later this year restated consolidated figures.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact.  The ABB Group of companies operates in around 100 countries and employs about 113,000 people.

For more information please contact:

Media Relations: ABB Corporate Communications, Zurich Thomas Schmidt Tel: +41 43 317 6568 Fax: + 41 43 317 6494 media.relations@ch.abb.com	Investor Relations: Switzerland: Tel: +41 43 317 3804 Sweden: Tel: + 46 21 325 719 USA: Tel: +1 203 750 7743 investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2004	ABB LTD

	By:	/s/ Hans Enhoerning
		Name:	Hans Enhoerning
		Title:	Group Vice President,
Assistant Genreal Counsel

	By:	/s/ Francois Champagne
		Name:	Francois Champagne
		Title:	Group Vice President,
Senior Counsel